Threadmark LP

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of
1934
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-69535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Threadmark LP**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

300 Park Avenue 12FL
_____
(No. and Street)

New York   10036
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
_____
(Name – if individual, state last, first, middle name)

9501 W. 171 Street H103   Tinley Park   IL   60487
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, Ajay Ahuja, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Threadmark LP, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & COO

Title

Notary Public

JENNEFER C FIGUERED
Notary Public
Connecticut
My Commission Expires Mar 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Threadmark LP
Table of Contents
As of December 31, 2020



DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner
Threadmark LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Threadmark LP (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Threadmark LP as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Threadmark LP's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
February 19, 2021

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9501 W. 171st Street, H-103 I Tinley Park, IL 60487
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

Threadmark LP
Statement of Financial Condition
As of December 31, 2020

ASSETS

Cash	1,065,381
Prepaid Expenses	55,325
Due From Related Parties	649,425
Total Assets	$ 1,770,131

LIABILITIES AND PARTNERS' EQUITY

Liabilities

Accounts Payable and Accrued Expenses	78,010
Due to Related Parties	21,821
Total Liabilities	99,831
Partners' Equity	1,670,300
Total Liabilities and Partners' Equity	$ 1,770,131

1. **Nature of Operations**

   Threadmark LP (the "Partnership") was formed on April 22, 2014. The General Partner is Threadmark GP, LLC. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America ("GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   The following is a summary of the significant accounting policies followed by the Partnership.

   Revenue Recognition

   Success fees
   The Partnership records success fees in accordance with the related party agreements (see related party transaction note). These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue for Success fees as there are no significant actions which the Partnership needs to take subsequent to this date.

   Service fees
   The Partnership records Service fees in accordance with the related party agreements (see related party transaction note). The Partnership earns a monthly Service fees from the Parent for its roll in introducing leading institutional investors to fund and other non-traditional investments. Transaction price is stated in the related party agreement. At the end of each month the Partnership obligation for that month is met and fees are recorded.

2. <u>Summary of Significant Accounting Policies (continued)</u>

Income Taxes
The partners report the Partnership's income or loss on their income tax returns. Accordingly no provision for federal and state income taxes has been recorded.

3. <u>Related party transactions</u>

During the period ended December 31, 2020, the Partnership recognized 100% of its revenue from an affiliated company, Threadmark Partners Limited (TPL) and Threadmark LLP (LLP), for which there are agreements in place. These affiliated company is related through common ownership and management.

The Partnership shared general and administrative expenses with LLP and TPL, under an Expense Sharing Agreement. Pursuant to this Agreement, shared expenses are allocated based upon allocation percentages as specified in the agreement. For the period ended December 31, 2020 the Partnership allocated expenses totaling $154,799 to LLP and $301,539 to TPL.

At December 31, 2020, the Company was owed $633,947 from TPL of which $618,995 to a Success fee and $14,052 shared expenses incurred during the year.

At December 31, 2020, the Company owed $21,821 to LLP for shared expenses incurred during the year.

At December 31, 2020, the Company was owed $15,478 from Threadmark GP LLC the parent company for shared expenses incurred during year.

4. <u>Concentrations</u>

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

5. <u>Commitments</u>

The Partnership has office space at three locations pursuant to agreements. One agreement has a term which expires February 28, 2021. Future minimum payments due under this agreement are $2,174 for 2021. Future minimum payments due under the other agreement total approximately $22,000 for 2021. This total includes 1 year requirement under an expense sharing agreement which may be terminated with 3 months' notice. The third agreement is a month to month agreement that can be terminated by either party. Rent expense amounted to approximately $88,186 for the year ended December 31, 2020.

6. <u>Net Capital Requirement</u>

The Partnership as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 12 to 1.

At December 31, 2020, the Partnership's net capital was $965,550, which was $958,895 in excess of its minimum requirement of $6,655 under SEC Rule15c3-1.

7. <u>401(k)</u>

The Company has adopted a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. The Company is permitted to make discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. There were no discretionary contributions for the year ended December 31, 2020.

8. <u>Allowance for credit losses</u>

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

9. **Subsequent events**

In accordance with the provision set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events though the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to or disclosure in the accompanying financial statements.